Lang Michener LLP
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File Number: 58496-10

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E-Mail: mtaylor@lmls.com

November 14, 2006

BY COURIER & FILED BY EDGAR
MAIL STOP: 3561

The United States Securities
and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention: Mr. Max A. Webb, Assistant Director and Ms. H. Yuna Peng

Dear Sirs/Mesdames:

ImVisioN Therapeutics Inc.
Registration Statement on Form SB-2
Filed September 1, 2006 and Amended on September 27, 2006
SEC File No. 333-137043

We write on behalf of ImVisioN Therapeutics Inc. (the “Company” or “ImVisioN”) in response to the Staff’s letter of October 26, 2006 signed by Mr. Max A. Webb, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form SB-2 filing (the “Comment Letter”). On behalf of the Company, we have filed with the Commission via the EDGAR system, an Amendment No. 2 to the Registration Statement on Form SB-2 (as revised, the “Form SB-2/A2”). We enclose with this letter two copies of the Form SB-2/A2, plus two copies that have been redlined to show the changes from the previous Form SB-2/A1 filing.

In addition to the Form SB-2/A2, we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Form SB-2/A2.

General

1.

We your analysis provided in response to comment one of our letter dated September 27. You advise that the release of the shares from escrow is not tied to the performance of the services, but is tied to the eligibility of the trading of the Company’s shares on the OTC Bulletin Board. The release of the shares from escrow is conditional upon the eligibility of the trading of the Company’s shares on the OTC Bulletin Board, which appears in the control of DeBondo Capital’s performance of service. We continue to think that DeBondo Capital’s right to purchase 3,925,000 shares appears to be an incomplete private placement and that the registration statement may not register the resale of those securities.

Further, this appears to be a delayed offering as the 3,925,000 shares will not be released from the escrow until the Company’s shares become eligible for trading on the OTCBB by March 31, 2007. The event will not necessarily take place immediately after the effectiveness of the registration statement. However, the offering structure does not appear to comply with Rule 415(a)(1). Please revise your registration statement.

In response to the Staff’s comments, the Company has removed an aggregate of 2,500,000 shares from the registration statement, as follows:

Name of Shareholder	Number of Shares Removed from the Registration Statement
DeBondo Capital (Beneficial Owner: Ulrik DeBo)	500,000 Shares
Chelmer Consulting Corp. (Beneficial Owner: Darren Devine)	500,000 Shares
Joachim Bondo	500,000 Shares
Thomas Wittenborg	500,000 Shares
Carsten Ruehe	500,000 Shares

These shares represent the portion of those 3,925,000 shares that are presently in escrow and had been included on the registration statement and to which Staff’s comment regarding the incomplete private placement relates. Amendments have been made to the registration statement throughout as necessary to remove the shares from the registration statement.

Experts, page 40

2.	As previously requested in our prior comment 39, please revise the Expert section to reflect the registrant’s name “ImVisioN Therapeutics, Inc.” as shown on the cover page to the Form SB-2.

In response to the Staff’s comments, the Company has revised the Experts section of the Form SB-2 in order to reflect the registrant’s name as “ImVisioN Therapeutics Inc.”, as shown on the cover page to the Form SB-2.

Financial Statements

ImVisioN Therapeutics, Inc. Interim Consolidated Financial Statements for the interim period ended June 30, 2006

Note 4 – Agreements, page F-15

3.

We note your response to our prior comment 34. Along with your revised disclosure in Note 4(e) to your interim financial statements and Note 8(e) to your audited consolidated financial statements, please revise your MD&A and the notes to your financial statements to quantify, on an aggregate basis, the expected impact that all of the Debondo stock-based compensation will have on your statement of operations if Debondo meets all the requirements stipulated in each stock-based compensation agreement as disclosed on page 42 and 43 of your registration statement. Also, please disclose the assumptions used in your Black Scholes fair value based valuation model associated with the stock-based compensation expense estimate.

In response to the Staff’s comments, the Company has made amendments to the following in order to quantify, on an aggregate basis, the expected impact of the DeBondo Capital stock based compensation on its statements of operations:

  the Company’s audited financial statements for the period ended December 31, 2005 (see Note 8(e));
  the Company’s interim financial statements, which have been advanced to September 30, 2006 (see Note 4(e)); and
  the “Management Analysis and Plan of Operations” section of the Form SB-2.

This analysis includes the assumptions used by the Company in the application of the Black Scholes fair value based valuation model.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 691-7410.

Yours truly,

Michael H. Taylor
for Lang Michener LLP

MHT/iag
Encls.

cc:	Jeffrey Jaramillo, Staff Accountant

cc:	ImVisioN Therapeutics Inc.
Attention: Mr. Martin Steiner, President